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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________


                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                                (AMENDMENT NO. 7)


                             MEDIS TECHNOLOGIES LTD.
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                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58500P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]   Rule 13d-1(b)

     [_]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)


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CUSIP NO.  58500P 10 7                 13G                           PAGE 2 OF 7
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       HOWARD WEINGROW
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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                   5    SOLE VOTING POWER

                        277,744 shares of common stock(1)
                 -----  --------------------------------------------------------
  NUMBER OF        6    SHARED VOTING POWER
   SHARES
BENEFICIALLY            454,034 shares of common stock(2)
  OWNED BY       -----  --------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               277,744 shares of common stock(1)
    WITH:        -----  --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        454,034 shares of common stock(2)
-----  -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       731,778 shares of common stock(3)
-----  -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES  [_]

-----  -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       1.6%
-----  -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON

       IN
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___________
(1) Excludes 1,928,831 shares lent to unrelated third parties.
(2) Excludes 764,707 shares lent to unrelated third parties.
(3) Excludes 2,693,538 shares lent to unrelated third parties.

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CUSIP NO.  58500P 10 7                 13G                           PAGE 3 OF 7
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ITEM 1(a).       NAME OF ISSUER:
                 Medis Technologies Ltd.
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ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 805 Third Avenue, New York, New York 10022
                 ---------------------------------------------------------------

ITEM 2(a).       NAME OF PERSON FILING:
                 Howard Weingrow
                 ---------------------------------------------------------------

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 805 Third Avenue, New York, New York 10022
                 ---------------------------------------------------------------

ITEM 2(c).       CITIZENSHIP:
                 USA
                 ---------------------------------------------------------------

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:
                 Common Stock
                 ---------------------------------------------------------------

ITEM 2(e).       CUSIP NUMBER:
                 58500P 10 7
                 ---------------------------------------------------------------

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CUSIP NO.  58500P 10 7                 13G                           PAGE 4 OF 7
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                 (a) |_| Broker or dealer registered under Section 15 of the
                         Exchange Act.

                 (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

                 (c) |_| Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act.

                 (d) |_| Investment company registered under Section 8 of the
                         Investment Company Act.

                 (e) |_| An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

                 (f) |_| An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

                 (g) |_| A parent holding company or control person in
                         accordance with Rule 13d-1(b)(ii)(G);

                 (h) |_| A savings association as defined in Section 3(b) of
                         Federal Deposit Insurance Act;

                 (i) |_| A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act;

                 (j) |_| A non-U.S. institution in accordance with Rule
                         13d-1(b)(1)(ii)(J)

                 (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

          If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________

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CUSIP NO.  58500P 10 7                 13G                           PAGE 5 OF 7
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ITEM 4.          OWNERSHIP.

                (a) Amount beneficially owned:
                    731,778 shares of common stock (1)
                ----------------------------------------------------------------

                (b) Percent of class:
                    1.6%
                ----------------------------------------------------------------

                (c) Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote 277,744 shares of common stock(2)

                    (ii) Shared power to vote or to direct the vote 454,034 shares of common stock(3)(4)

                    (iii) Sole power to dispose or to direct the disposition
                          of 277,744 shares of common stock(2)

                    (iv) Shared power to dispose or to direct the disposition of 454,034 shares of common stock(3)(4)
___________

(1) Excludes 2,693,538 shares lent to unrelated third parties. Reporting person has no voting or dispositive power with respect to such shares.

(2) Excludes 1,928,831 shares lent to unrelated third parties. Reporting person has no voting or dispositive power with respect to such shares.

(3) Such shares are held by Stanoff Corporation, which is beneficially owned by Robert Lifton and Howard Weingrow.

(4) Excludes 764,707 shares lent to unrelated third parties. Reporting person has no voting or dispositive power with respect to such shares.

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CUSIP NO.  58500P 10 7                 13G                           PAGE 6 OF 7
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ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].
                 ---------------------------------------------------------------

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not Applicable.
                 ---------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.
                 ---------------------------------------------------------------

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable.
                 ---------------------------------------------------------------

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.
                 ---------------------------------------------------------------

ITEM 10.         CERTIFICATION.

                 Not Applicable.
                 ---------------------------------------------------------------

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CUSIP NO.  58500P 10 7                 13G                           PAGE 7 OF 7
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 5, 2010

                                                   By: /s/ Howard Weingrow
                                                       -------------------------
                                                           Howard Weingrow